# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diginex Ltd, CIK 0002010499
CUSIP: G28687104
Title of class of securities: Ordinary Shares, par value US$0.00005
Address of issuer's principal executive offices: SMART-SPACE FINTECH 2, ROOM 3,, UNIT 401-404, CORE C, CYBERPORT,, Telegraph Bay, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/20/2025
Amends the filing with accession number 0001493152-25-004321
Filed by CIK 0002050408
Persons authorized to receive notices and communications: James A. Prestiano, c/o Loeb & Loeb, 345 Park Avenue, New York, New York (NY), 10154, 212-407-4000

## Reporting persons
- Rhino Ventures Limited (CIK 0002050648): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 32,867,066; shared voting power 0; sole dispositive power 32,867,066; shared dispositive power 0; aggregate amount beneficially owned 32,867,066 (68.2% of the class)
- Miles Pelham (CIK 0002050408): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 33,464,846; shared voting power 0; sole dispositive power 33,464,846; shared dispositive power 0; aggregate amount beneficially owned 33,464,846 (69% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.00005
Name of issuer: Diginex Ltd
Address of issuer's principal executive offices: SMART-SPACE FINTECH 2, ROOM 3,, UNIT 401-404, CORE C, CYBERPORT,, Telegraph Bay, Hong Kong (K3), 00000
Comment:
This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of Rhino Ventures Limited, a British Virgin Islands company ("Rhino"), is wholly-owned and managed by Miles Pelham ("Mr. Pelham"), who has voting and dispositive control over the Ordinary Shares held by Rhino (the "Schedule 13D"), relating to the Ordinary Shares, $0.00005 par value per share (the "Ordinary Shares") of Diginex Limited, a Cayman Islands exempted company ("Diginex" or the "Issuer"), filed with the Commission on January 30, 2025. The information set forth in the Schedule 13D is amended by this Amendment No. 1 only as specifically stated. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On March 20, 2025, Rhino entered into a loan agreement Rocky Rai (the "Loan Agreement") to borrow up to $25,000,000 for a term of three (3) years with interest accruing on the outstanding principal amount at the rate of 12% per annum. Interest on the outstanding principal amount shall be paid by Rhino annually and the outstanding principal sum plus all accrued interest is due and payable on the three (3) year anniversary of the Loan Agreement. A copy of the Loan Agreement is attached hereto as Exhibit No. 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. Description 99.1 Loan Agreement, dated March 20, 2025 between Rocky Rai and Rhino Ventures Limited 99.2 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Rhino Ventures Limited: /s/ Miles Pelham, Miles Pelham/Director (03/27/2025)
- Miles Pelham: /s/ Miles Pelham, Miles Pelham/Director (03/27/2025)